Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: November 14, 2002

EPCOS AG
(Translation of registrant’s name into English)

St.-Martin Strasse 53
D-81669 München
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No     ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release	For the Financial Press

November 14, 2002

EPCOS sees breakeven within grasp in Q1

➢	Sales and EBIT before one-time charges in Q4 2002 similar to previous quarter

➢	One-time charges of Euro 50 million in Q4 2002

➢	Sales down 31% in fiscal 2002

➢	Expectation for 2003: growth in sales, earnings and cash flow positive

Q4 2002

As forecast in July, the business situation in the fourth quarter of fiscal 2002 (July 1 to September 30) did not change over the previous quarter.

While the crisis in wireline telecommunications persisted, the mobile phones business revived toward the end of the quarter as many new models were launched. All other industries served remained fairly stable, consumer electronics being effected most by the economic downturn. In EPCOS’ view, Christmas business has so far failed to deliver the expected stimulus.

Despite persistent price erosion, Q4 sales of Euro 326 million and earnings before one-time charges remained similar to previous quarter. Earnings before interest and tax (EBIT) of minus Euro 64 million bore the stamp of special one-time charges totaling Euro 50 million, which can be broken down as follows.

Restructuring costs amounted to Euro 30 million, of which Euro 21 million were provisions for additional reduction of personnel and Euro 9 million write-offs for production equipment no longer required. In addition, charges of Euro 20 million for inventory reduction and valuation and for warranty provisions were applied against earnings.

Fiscal 2002

EPCOS’ total sales dropped 31% year on year to Euro 1.3 billion in fiscal 2002 (October 1, 2001 to September 30, 2002). The reasons for this were severe price erosion (nearly Euro 300 million) and a shortfall in volume caused by the sluggish economy.

EBIT amounted to minus Euro 72 million. Net income including a loss carryforward reported as a tax asset under US GAAP was minus Euro 39 million. Earnings per share in fiscal 2002 amounted to minus Euro 0.59 (against plus Euro 2.28 in 2001), earnings per share before restructuring were minus Euro 0.26.

Sound finances

Net cash flow for the fiscal year was minus Euro 45 million. In Q4 it was positive again thanks to very tight management of net current assets. EPCOS anticipates a positive cash flow again for fiscal 2003 as a whole.

With effect from May 2, 2002, the syndicated credit line was topped up by Euro 50 million to Euro 300 million and extended until May 1, 2005. EPCOS has not used this facility. In addition, EPCOS has significant bilateral credit lines totaling Euro 307 million, of which only Euro 68 million had been used at September 30, 2002.

“EPCOS does not have any problems in financing its business operations, and there is no cause at all to issue new shares or convertible bonds”, said CFO Dr. Bodo Lüttge.

Industries and regions served

In 2002, sales were more evenly distributed among the industries served. The sales share of automotive electronics rose distinctly from 11 to 16%, whereas that of telecommunications fell from 38 to 32%.

Sales were also more evenly distributed by regions. Business in Asia, whose share of sales rose from 19 to 23%, deserves special mention. Over the past five years, business in this region has on average grown twice as fast as the EPCOS Group as a whole. Asia will remain a strategically important growth market in years to come.

Business segments

The Capacitors and Ceramic Components segments suffered from the crisis in wireline telecommunications and from inventory adjustments by customers, which lasted well into fiscal 2002. The relatively high share of standard products in these segments led to an above average price erosion. Business in automotive electronics, domestic appliances and entertainment electronics, on the other hand, had a stabilizing effect. In Capacitors at least, we managed to post a sequential sales increase of 2% for the fourth quarter.

This is also true of Surface Acoustic Wave Components, where EBIT was positive at Euro 6 million despite restructuring charges of Euro 13 million in Q4 2002. This segment continues to benefit from its outstanding market position. For years, EPCOS has been the undisputed world market leader in SAW components for mobile communications and multimedia applications; in 2002, the company moved up to first place worldwide in SAW filters and resonators for automotive applications as well.

Ferrites were hit hardest by the crisis in wireline telecommunications. Worldwide overcapacity and the aggressive entry by Chinese manufacturers into the European market led to low utilization of our manufacturing facilities and to drastic price erosion. This trend could not be offset by gains in business in lighting, consumer electronics and computers. Transfer of production from Munich to the Czech Republic was completed and relocation from Bordeaux to India and the Czech Republic is being stepped up. In view of the resulting massive reduction in production costs, this segment can still be expected to break even in the second half of 2003.

The COMPETE program

Rigorous cost management commands more attention than ever. In July 2002, a program named COMPETE (COst Management, Process Excellence, Time Efficiency) was therefore launched. EPCOS has thus expanded and stepped up the cost-cutting program launched in fiscal 2001.

“In the first phase of COMPETE in fiscal 2003, we will realize savings of the same magnitude as the 170 million Euros saved in 2002”, said Pegam.

The second phase involves company-wide introduction of Six Sigma methodology. EPCOS is thus adopting a methodology which major companies have been successfully applying for years. Going far beyond straightforward cost-cutting programs, COMPETE will scrutinize procedures throughout the company in a campaign lasting several years and ultimately aims to change corporate culture.

Innovative strength as success factor

In fiscal 2002, EPCOS continued to push its innovation projects; research and development expenses of Euro 94 million were just as high as in the previous year.

“These major R&D efforts and the associated startup costs imposed a significant burden in fiscal 2002”, said Management Board member Josef Unterlass. “But these investments will soon pay off, because the resulting innovative products open up a medium-term sales potential of about half a billion euros to us.”

Outlook

Business has been developing positively since fiscal 2003 began. Sales and new orders alike are distinctly better then the figures for the previous months.

But EPCOS does not expect any noteworthy economic recovery in 2003. Competition will remain fierce. Ongoing normalization of customer inventory levels will have some positive impact on the business. Scope for discounts has now been exhausted largely throughout the industry, so that price erosion can be expected to be less severe than in 2002.

In 2002, significant savings were realized from relocation of manufacturing operations. Half of the planned relocation projects are already completed. 75% will be completed by March 2003 and 100% by the end of the fiscal year. The resulting savings are expected to rise from month to month.

EPCOS expects earnings to improve significantly already in the current quarter, breakeven is within reach.

“We anticipate moderate sales growth for fiscal 2003 and a return to positive figures for earnings and cash flow”, Gerhard Pegam summed up. “EPCOS has entered a year of transition to higher growth rates and higher returns.”

About EPCOS

The EPCOS Group, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS supplies some 40 000 different products to more than 15 000 customers worldwide and operates design, manufacturing and marketing facilities in Europe, the Americas and Asia Pacific.

Passive electronic components are found in every electrical and electronic product – from telecommunications through automotive and industrial applications to consumer electronics. They are needed to process electrical signals, protect electronic circuitry and control energy supplies.

EPCOS is one of the few global players to cover virtually the entire spectrum of passive electronic components, offering customers one-stop shopping for end-to-end solutions.

In fiscal 2001, EPCOS posted net income of Euro 149 million on sales of Euro 1.91 billion. At September 30, 2001, the company employed some 13 000 people worldwide.

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2001.

Information on live transmission of conference call

On November 14, 2002, the Management Board of EPCOS will inform analysts and investors of business performance in fiscal 2002 at a conference. This conference can be followed live at the EPCOS corporate website (www.epcos.com/conferencecall). A transcript of the speeches will be available for downloading from 3 p.m., Central European Time, 9 a.m. US Eastern Standard time.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the ‘Bundesamt für Finanzdienstleistungsaufsicht’ and the US Securities and Exchange Commission.

Key figures 4th Quarter and 12 Months ended September 30, 2002
(unaudited)

Orders received	4th Quarter	+/-	4th Quarter	12 Months ended	+/-	12 Months ended
euro mn	2002	%	2001	2002	%	2001
Capacitors	90	71	53	384	-23	502
Ceramic Components	91	53	60	375	-11	420
SAW Components	99	13	87	387	6	363
Ferrites	15	44	10	71	-11	80
Consolidation	0		0	-1		-2

EPCOS Group	294	40	209	1216	-11	1363

Net sales	4th Quarter	+/-	4th Quarter	12 Months ended	+/-	12 Months ended
euro mn	2002	%	2001	2002	%	2001
Capacitors	109	-11	123	429	-33	642
Ceramic Components	97	-7	104	384	-31	557
SAW Components	103	-5	108	425	-23	553
Ferrites	18	-32	26	75	-52	157
Consolidation	0		0	-1		-2

EPCOS Group	326	-10	361	1312	-31	1905

EBIT	4th Quarter		4th Quarter	12 Months ended		12 Months ended
euro mn	2002		2001	2002		2001
Capacitors	-16.1		-6.4	-19.5		101.7
Ceramic Components	-16.6		2.7	-20.0		83.5
SAW Components	-14.9		-39.9	5.5		22.5
Ferrites	-16.6		-8.7	-38.1		0.2

EPCOS Group	-64.2		-52.3	-72.1		207.9

EBIT, % of sales	4th Quarter		4th Quarter	12 Months ended		12 Months ended
	2002		2001	2002		2001
Capacitors	-14.7		-5.2	-4.5		15.9
Ceramic Components	-17.1		2.6	-5.2		15.0
SAW Components	-14.6		-36.9	1.3		4.1
Ferrites	-93.8		-33.1	-50.9		0.2

EPCOS Group	-19.7		-14.5	-5.5		10.9

Capex	4th Quarter	+/-	4th Quarter	12 Months ended	+/-	12 Months ended
euro mn	2002	%	2001	2002	%	2001
Capacitors	13	-60	33	45	-50	91
Ceramic Components	5	150	2	26	-62	70
SAW Components	9	-81	45	38	-77	161
Ferrites	4	-23	5	13	-41	22
Consolidation	7		3	9		5

EPCOS Group	38	-57	88	131	-62	349

Net income	4th Quarter	+/-	4th Quarter	12 Months ended	+/-	12 Months ended
euro mn	2002	%	2001	2002	%	2001
EPCOS Group	-34.5		-25.5	-38.5		148.6

EPCOS Statement of income, 4th Quarter and 12 Months ended September 30, 2002
(unaudited)	(euro in thousands, except share and per share data)

	4th Quarter		12 Months ended
	Sep 30, 2002	Sep 30, 2001	Sep 30, 2002	Sep 30, 2001
Total net sales	326,333	361,227	1,311,748	1,905,330

% Change vs. Previous year	-9.7%	-34.2%	-31.2%	2.7%
Cost of goods sold	329,416	345,341	1,148,289	1,440,325

Gross profit	-3,083	15,886	163,459	465,005

% of sales	-0.9%	4.4%	12.5%	24.4%
Research and development expenses	22,902	27,915	94,028	93,686
Marketing and selling expenses	33,811	30,367	134,240	141,540
General and administrative expenses	2,794	2,979	12,698	15,733

Operating income	-62,590	-45,375	-77,507	214,046

Interest income (-expense), net	-2,083	336	-6,481	-2,204
Other income, net	-1,626	-6,915	5,450	-6,109

Income before income taxes and minority interest	-66,299	-51,954	-78,538	205,733

Provision for income taxes	32,068	27,103	40,054	-55,942
Minority interest	-282	-614	-16	-1,154

Net income	-34,513	-25,465	-38,500	148,637

% of sales	-10.6%	-7.0%	-2.9%	7.8%
% Change vs. Previous year				-38.1%

Net income per share basic	-0.53	-0.39	-0.59	2.28

Weighted average number of shares basic	65,278,370	65,300,000	65,288,838	65,289,526

Balance Sheet, Fiscal Year 2002 (Oct 1, 2001—Sep 30, 2002)
(unaudited)	euro in thousands

	Sep 30, 2002	Sep 30, 2001
Assets
Cash and cash equivalents	31,707	37,734
Accounts receivable, net	194,283	233,807
Inventories, net	208,261	237,843
Prepaid expenses and other current assets	53,485	43,335
Deferred income taxes	9,719	13,682

Total current assets	497,455	566,401

Property, plant and equipment, net	737,132	802,803
Intangible assets, net	35,202	24,879
Deferred income taxes	56,407	7,113
Other assets	17,395	16,540

Non-current assets	846,136	851,335

Total assets	1,343,591	1,417,736

Liabilities and Shareholder’s Equity
Accounts payable	135,952	145,892
Accrued expenses and other current liabilities	181,532	228,745
Short-term borrowings	126,364	109,785
Current portion of long-term debt	17,332	17,103
Deferred income taxes	9,336	5,520

Total current liabilities	470,516	507,045

Long-term debt, excluding current installments	65,507	49,659
Pension liabilities	107,350	100,923
Deferred income taxes	12,045	12,380
Other liabilities	44,021	49,308
Minority interest	1,974	3,164

Total liabilities	701,413	722,479

Shareholders’ equity	642,178	695,257

Total liabilities and shareholders’ equity	1,343,591	1,417,736

Net Cash Flow, 12 Months ended September 30, 2002
(unaudited)	euro in thousands

	12 Months ended
	Sep 30, 2002	Sep 30, 2001
Net income	-38,500	148,637

Depreciation and amortization	171,570	193,900
Other adjustments	-44,099	9,071
Change in net current assets	-4,722	-24,559

Net cash provided by operating activities	84,251	327,049

Net capital expenditures	-126,747	-346,111
Acquisitions	-2,940	-29,837

Net cash used in investing activities*	-129,687	-375,948

Net cash flow	-45,436	-48,899

*  without change of financial receivables to Siemens

Corporate
Communications
EPCOS AG
Dr. Heinz Kahlert
St.-Martin-Str. 53
61669 München
Germany
Phone +49 89 636-21321
Fax     +49 89 636-23549
heinz.kahlert@epcos.com

Reference Number
EPCOS 012-1411-02e

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: November 14, 2002	By:	/s/ Peter Knoll
Name: Mr. Peter Knoll Title: General Counsel EPCOS AG